UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, DC 20549

FORM 12b-25

NOTIFICATION OF LATE FILING

(Check One):	☒ Form 10-K	☐ Form 20-F	☐ Form 11-K	☐ Form 10-Q
☐ Form 10-D	☐ Form N-SAR	☐ N-CSR

For Period Ended: December 30, 2007

☐	Transition Report on Form 10-K

☐	Transition Report on Form 20-F

☐	Transition Report on Form 11-K

☐	Transition Report on Form 10-Q

☐	Transition Report on Form N-SAR

For the Transition Period Ended:

Read Instruction (on back page) Before Preparing Form. Please Print or Type.

Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

If the notification relates to a portion of the filing checked above, identify the item(s) to which the notification relates:

PART I

REGISTRANT INFORMATION

Full Name of Registrant	Foamex International Inc.

Former Name if Applicable	N/A

Address of Principal Executive Office (Street and number)	1000 Columbia Avenue

City, State and Zip Code	Linwood, PA 19061

PART II

RULE 12b-25(b) AND (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate.) ☒

(a)     The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;

(b)     The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, Form 11-K, Form N-SAR or Form N-CSR, or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q or subject distribution report on Form 10-D, or portion thereof, will be filed on or before the fifth calendar day following the prescribed due date; and

(c)     The accountant’s statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

PART III

NARRATIVE

State below in reasonable detail why Forms 10-K, 20-F, 11-K, 10-Q,10-D, N-SAR, N-CSR, or the transition report or portion thereof, could not be filed within the prescribed time period. (Attach extra Sheets if Needed)

The Registrant has not completed the preparation of its consolidated financial statements as of December 30, 2007 and for the year then ended and, therefore, its independent registered public accounting firm has been unable to finalize its audit work. Due to these factors, the Registrant is unable to file its Annual Report on Form 10-K for the fiscal year ended December 30, 2007 within the prescribed time period without unreasonable effort or expense. The Registrant intends to file its Form 10-K no later than fifteen calendar days following the prescribed due date.

PART IV

OTHER INFORMATION

(1)	Name and telephone number of person to contact in regard to this notification

Andrew R. Prusky	610-859-3000

(Name)	(Area Code) (Telephone Number)

(2)	Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If answer is no, identify report(s).

YES ☒ NO ☐

(3)

Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?

YES ☒ NO ☐

If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

The Registrant currently anticipates that it will report a net loss of between approximately $35 million and approximately $45 million for 2007, including approximately $28 million in impairment charges compared to net income of approximately $12 million in 2006. Net sales in 2007 are approximately 9% lower than in 2006 primarily due to lower sales volumes and prices in its Foam Products, Carpet Cushion Products and Technical Products operating segments, resulting in a substantial reduction in gross profit. Partially offsetting the gross profit reduction have been a $14.1 million decline in selling, general and administrative expenses and a $25.6 million decline in interest expense as a result of lower debt levels and interest rates subsequent to the Registrant’s emergence from bankruptcy on February 12, 2007.

Foamex International Inc.

(Name of Registrant as Specified in Charter)

Has caused this notification to be signed on its behalf by the undersigned thereunto duly authorized.

Date	March 17, 2008	By:	/s/ Robert M. Larney
Robert M. Larney
Executive Vice President and
Chief Financial Officer